NATURALSHRIMP INC.

5501 LBJ FREEWAY, SUITE 450

DALLAS, TX 75240

February 21, 2023

Michael Fay

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NaturalShrimp Inc.
Form 10-K for the Fiscal Year Ended March 31, 2022
Filed June 29, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2022 Filed November 14, 2022 File No. 000-54030

Dear Mr. Fay:

By letter dated February 1, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided NaturalShrimp Inc. (“NaturalShrimp,” the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K for the Fiscal Year Ended March 31, 2022 filed on June 29, 2022 and Form 10-Q for the Quarterly Period Ended September 30, 2022 filed on November 14, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended March 31, 2022

Expenses, page 34

1.	Please expand your disclosures to present and discuss Other Income (Expense) for the year ended March 31, 2022 versus March 31, 2021.

Response:

NaturalShrimp acknowledges the Staff’s comment and will prospectively add the required disclosure to its Annual Report on Form 10-K for the year ended March 31, 2023, which revision of the below disclosure will also be reflected in the next amendment to the Registration Statement on Form S-4 initially filed by Yotta Acquisition Corp. (“Yotta”) on January 4, 2023 in connection with the merger between NaturalShrimp and Yotta (the “Registration Statement”).

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The following table summarizes the various components of our other income (expenses) for each of the years ended March 31, 2022 and March 31, 2021:

	Year Ended March 31,
	2022	2021
Interest expense	$(726,243)	$(144,204)
Amortization of debt discount	(2,616,364)	(47,273)
Financing costs	(1,904,074)	(64,452)
Change in fair value of derivative liability	(116,000)	(29,000)
Change in fair value of warrant liability	1,987,000	—
Forgiveness of PPP loan	103,200	—
Gain on Vero Blue debt settlement	815,943	—
Legal settlement	(29,400,000)	—
Total	$(31,856,538)	$(284,929)

Other expense for the year ended March 31, 2022 (referred to herein as fiscal year 2022), increased significantly from the year ended March 31, 2021 (referred to herein as fiscal year 2021), almost entirely as a result of the legal settlement expense of $29,400,000 that we recognized in December 2022. This expense represents the fair value of the approximately 93 million shares of NaturalShrimp’s common stock, par value $0.0001 per share (the “Common Stock”) that the Company agreed to issue in settlement of the lawsuit filed by Gary Shover alleging breach of contract for the Company’s failure to exchange shares of Common Stock to shareholders of NaturalShrimp Holdings, Inc., which had a fair value of $29,400,000, based on the market value of the Common Stock of $0.316 on the date the case was closed, which was recognized in the Company’s statement of operations as legal settlement as an expense in the year ended March 31, 2022.

Additionally, the interest expense on a secured promissory note issued in December 2021 (the “Convertible Note”) was approximately $497,000 for the year ended March 31, 2022, which was the primary cause of the increase in interest expense for fiscal year 2022 as compared to fiscal year 2021. The issuance of the Convertible Note during the year ended March 31, 2022, resulted in the $2.6 million amortization of debt discount. Furthermore, due to the bifurcation of the conversion feature in the Convertible Note, there was a change in fair value of the derivative and the warrants when they were reclassified to a liability and re-fair valued at year-end. There were no warrant liabilities in the year ended March 31, 2021, and as a result the change in fair value of warrant liability was a new expense recognition for fiscal year 2022.

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On December 15, 2020, the Company entered into two promissory notes for a total of $5,000,000 as part of the purchase price for the assets it acquired from VeroBlue Farms USA, Inc. and its subsidiaries. On December 23, 2021, the Company paid off the two notes, for a discount of $4,500,000, and recognized a gain on settlement of the notes, including accrued interest, of $815,943.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 34

2.	Please provide additional insight, discussion and analysis related to your initial sample orders to customers. Refer to Item 303 of Regulation S-K.

Response:

NaturalShrimp acknowledges the Staff’s comment and notes that the wording used was incorrect. The revenue recognition was not related to initial samples orders to customers but were the first orders entered into by the Company from a trial distribution agreement between a consultant and the Company, whereby the consultant was introducing them to customers and training them in how to ship and deliver.

We will prospectively add the required disclosure to our Annual Report on Form 10-K for the year ended March 31, 2023, which revision of the below disclosure will also be reflected in the next amendment to the Registration Statement.

We had revenues of $33,765 during the fiscal year ended March 31, 2022, compared to no revenues during the year ended March 31, 2021.

Revenues during the 2022 periods were the result of our sale of shrimp to customers pursuant to customer orders. At the beginning of fiscal year 2022 these sales were made to two customers of a consultant to the Company under the terms of a trial distribution agreement between the consultant and the Company. Pursuant to the trial distribution agreement, the consultant was to introduce the Company to customers and assist the Company in the set-up of ancillary materials used or useful in the delivery of live shrimp, including installation of necessary equipment and facilities, logistical support, training of staff and packaging necessary for shipment of live shrimp. After the trial period, the parties could have, but decided not to, negotiate and execute a long-term distribution agreement. We began receiving orders and billed one of these customers directly in June 2022 and the other in September 2022.

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Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

3.	We note cash paid for License Agreement was $2,350,000. Please reconcile for us this amount with the disclosure in Note 6, page F-13.

Response:

NaturalShrimp acknowledges the Staff’s comment and will prospectively correct its Statements of Cash Flows in its Annual Report on Form 10-K for the year ended March 31, 2023 and will disclose this change as a revision to the prior year presented. In the revision of the Statements of Cash Flows, NaturalShrimp will reclass the additional $1,250,000 that was paid through the year end date from accounts payable to cash paid for the License Agreement.

Note 2 – Summary of Significant Accounting Policies, page F-8

4.	Please disclose your revenue recognition accounting policy, and provide any applicable disclosures required by ASC 606. Separately address your accounting for initial sample orders.

Response:

NaturalShrimp acknowledges the Staff’s comment and added the below disclosure to its Quarterly Report on Form 10-Q for the quarter ended December 31, 2022 filed on February 16, 2023, which revision will also be reflected in the next amendment to the Registration Statement.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, and, as such, we record revenue when our customer obtains control of the promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company will sell primarily to food service distributors, as well as to wholesalers, retail establishments and seafood distributors.

To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps: (1) identify the contract(s) with a customer by receipt of purchase orders and confirmations sent by the Company, which includes a required line of credit approval process, (2) identify the performance obligations in the contract, which includes shipment of goods to the customer FOB shipping point or destination, (3) determine the transaction price, which initiates with the purchase order received from the customer and confirmation sent by the Company and will include discounts and allowances by customer if any, (4) allocate the transaction price to the performance obligations in the contract, which is the shipment of the goods to the customer and transaction price determined in step 3 above and (5) recognize revenue when (or as) the Company satisfies a performance obligation, which is when the Company transfers control of the goods to the customers by shipment or delivery of the products.

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Form 10-Q for the Quarterly Period Ended September 30, 202

Note 7 – Stockholders’ Equity

Common Stock Issued in Relation to Business Agreement, page 16

5.	Please tell us and disclose how you accounted for the 250,000 common shares issued in relation to a trial distribution agreement. As part of your response, clarify whether you applied the guidance in ASC 606-10-32-25 through 32-27. In addition, explain to us in further detail the following disclosure: The shares will be paid by the Company withholding sufficient profits from the sale by the other party of the live shrimp.

Response:

In response to the Staff’s comment and to clarify its accounting treatment, NaturalShrimp analyzed the agreement under ASC 606-10-32-25 through 32-27, and does not believe that the counterparty to the agreement falls under the definition of a customer, but instead is a consultant helping NaturalShrimp to begin selling its products and advising it on how to deliver and ship its products. Per the agreement, conditioned upon the results of the trial period, NaturalShrimp and the counterparty could enter into a long-term distribution agreement. At that time, the counterparty would qualify as a customer. However, per the current agreement, the counterparty is solely a consultant, and the shares of Common Stock issued to the consultant would not be considered and accounted for as if issued to a customer, to reduce the transaction cost of the products. The shares of Common Stock issued to the consultant are not considered to be compensation, as the consultant must pay NaturalShrimp for the market price of the Shares. NaturalShrimp will update the disclosure, as shown below, prospectively in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2022, which revisions will also be reflected in the next amendment to the Registration Statement.

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Common Stock Issued in Relation to Business Agreement

As of June 22, 2022, 250,000 common shares were issued in relation to a trial distribution agreement entered into with a consultant who is to introduce the Company to customers. Additionally, the consultant was also to assist the Company in the set-up of ancillary materials used or useful in the delivery of live shrimp, including installation of necessary equipment and facilities, logistical support, training of staff and packaging necessary for shipment of live shrimp. After the trial period, both parties could have, but decided not to, negotiate and execute a long-term distribution agreement. The shares will be paid for through the Company withholding sufficient profits from the sale of the live shrimp to the customers introduced by the consultant.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ William Delgado
William Delgado
Chief Financial Officer
NaturalShrimp Inc.

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